                                                                     EXHIBIT 112

                                [INTEROIL LOGO]

                              INTEROIL CORPORATION
                             WEEKLY DRILLING REPORT
                                  3RD JUNE 2003

MOOSE-1 EXPLORATION WELL

TYPE:                    Oil Exploration

LOCATION:                PPL 238, Eastern Papuan Basin

                         145 degrees 11' 08.52" E, 06 degrees 57' 50.96" S

STATUS AT 0600 (EST):    Drilled to 867 metres (2,844 ft). - Drilling Ahead

                         Progress for the week was 197 metres (646 ft).

PLANNED TOTAL DEPTH:     1700m

INTEREST:                InterOil subsidiary SPI(208) Limited 100%

OPERATOR:                SPI(208) Limited

PROSPECT DESCRIPTION:    Anticline with Late Cretaceous sandstone (primary) and
                         Eocene limestone (secondary) objectives.

FOR FURTHER INFORMATION:

NORTH AMERICA                              AUSTRALASIA
Gary M Duvall                              Anesti Dermedgoglou
Vice President, Corporate Development      Vice President, Investor Relations
InterOil Corporation                       InterOil Corporation
gary.duvall@interoil.com                   anesti@interoil.com
Houston, TX USA                            Cairns, Qld Australia
Phone: +1 281 292 1800                     Phone: +61 7 4046 4600

Lisa Elliott                               Andy Carroll
DRG&E                                      General Manager, Upstream Exploration
lelliott@drg-e.com                         InterOil Corporation
Phone: +1 713 529 6600                     Phone: +61 2 9279 2000